SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2009
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director

January 23, 2009

4th Quarter 2008

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) for the fourth quarter of 2008 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report for 2008 will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) by March 31, 2009.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.

Tel : 82-31-727-0950~59

Fax : 82-31-727-0949

E-mail: ir@kt.com

1.	Financial Highlights

A. Summary of Income Statement

(KRW bn)	2008 4Q	2008 3Q	QoQ		2007 4Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
OPERATING REVENUES	2,875.3	2,913.5	-38.1	-1.3%	2,996.3	-121.0	-4.0%	11,784.9
• Internet access	528.2	534.1	-5.9	-1.1%	533.2	-5.0	-0.9%	2,130.2
• Internet application	129.0	156.5	-27.5	-17.6%	95.3	33.7	35.3%	540.6
• Data	415.0	419.8	-4.8	-1.2%	408.3	6.7	1.6%	1,650.1
• Telephone	974.8	970.2	4.6	0.5%	1,064.4	-89.6	-8.4%	3,984.5
• LM	330.4	340.6	-10.3	-3.0%	392.1	-61.8	-15.7%	1,393.6
• Wireless	350.4	364.6	-14.2	-3.9%	368.2	-17.8	-4.8%	1,563.7
• Real estate	63.2	63.4	-0.2	-0.4%	50.3	12.8	25.5%	245.8
• Others	84.4	64.2	20.2	31.5%	84.5	-0.1	-0.2%	276.2
• SI	77.3	57.7	19.7	34.1%	76.0	1.3	1.8%	248.4
OPERATING EXPENSES	2,791.8	2,584.0	207.7	8.0%	2,812.6	-20.8	-0.7%	10,671.2
• Labor	703.5	600.7	102.8	17.1%	648.3	55.2	8.5%	2,614.9
• Commissions	211.2	182.4	28.7	15.8%	196.0	15.1	7.7%	737.5
• Sales commission	172.3	174.6	-2.3	-1.3%	181.5	-9.2	-5.1%	805.7
• Sales promotion	69.8	64.9	4.9	7.6%	58.0	11.8	20.3%	283.0
• Advertising	17.5	17.2	0.4	2.3%	42.2	-24.6	-58.4%	83.9
• Provision for doubtful accounts	-3.7	22.7	-26.4	N/A	12.8	-16.5	N/A	75.3
• Depreciation	666.8	560.2	106.6	19.0%	623.5	43.4	7.0%	2,203.2
• Repairs & maintenance	48.4	26.6	21.8	82.1%	69.9	-21.5	-30.7%	129.1
• Cost of goods sold	106.4	117.7	-11.3	-9.6%	142.4	-36.0	-25.3%	562.2
• Cost of service provided	515.0	489.8	25.2	5.1%	508.7	6.3	1.2%	1,962.6
• R&D	77.7	59.4	18.3	30.8%	88.9	-11.2	-12.6%	251.1
• Activation/installation and A/S cost	86.9	98.7	-11.8	-11.9%	92.8	-5.9	-6.3%	374.3
• Others	119.9	169.1	-49.2	-29.1%	147.5	-27.7	-18.8%	588.3
OPERATING INCOME	83.6	329.4	-245.9	-74.6%	183.8	-100.2	-54.5%	1,113.7
Operating margin	2.9%	11.3%	-8.4% P		6.1%	-3.2% P		9.4%
EBITDA(1)	750.4	889.7	-139.3	-15.7%	807.2	-56.8	-7.0%	3,316.9
EBITDA margin	26.1%	30.5%	-4.4% P		26.9%	-0.8% P		28.1%
Non-operating income	291.8	295.3	-3.6	-1.2%	56.3	235.4	418.0%	855.2
Non-operating expenses	403.0	425.8	-22.8	-5.4%	153.7	249.3	162.2%	1,406.4
INCOME BEFORE INCOME TAXES	-27.7	198.9	-226.6	N/A	86.4	-114.1	N/A	562.4
Income tax expenses	-1.1	37.5	-38.6	N/A	-21.2	20.2	N/A	113.0
Effective tax rate	0.0	18.9%	N/A		-24.6%	N/A		20.1%
NET INCOME	-26.6	161.4	-188.0	N/A	107.6	-134.2	N/A	449.4
EPS(2) (units: won)	-132	799	-931	N/A	522	-654	N/A	2,224

(1)	EBITDA = Operating income + depreciation
(2)	EPS = Net income ÷ Weighted average of no. of shares outstanding

•	Revenue

- QoQ decrease due to fall in internet application and wireless

- YoY decrease due to fall in telephone and LM revenue

•	Operating Income

-YoY and QoQ decrease due to rise in labor and depreciation cost

B. Summary of Balance Sheet

(KRW bn)	2008 4Q	2008 3Q	QoQ		2007 4Q	YoY
			Amount	Δ%		Amount	Δ%
TOTAL ASSETS	18,722.6	18,478.1	244.5	1.3%	17,917.2	805.4	4.5%
• Current assets	3,775.8	3,616.1	159.7	4.4%	3,310.4	465.4	14.1%
• Quick assets	3,608.3	3,468.1	140.2	4.0%	3,188.3	420.0	13.2%
- Cash & Cash equivalents	1,427.4	1,362.0	65.4	4.8%	1,229.2	198.2	16.1%
• Inventories	167.5	148.0	19.5	13.2%	122.1	45.4	37.2%
• Non-current assets	14,946.8	14,862.0	84.8	0.6%	14,606.8	340.0	2.3%
• Investments and other non-current assets	4,120.6	4,036.7	83.9	2.1%	3,718.4	402.2	10.8%
- KTF shares	2,607.3	2,544.9	62.4	2.5%	2,620.2	-12.9	-0.5%
- Long-term loans	20.3	20.7	-0.4	-1.9%	66.3	-45.9	-69.3%
- Others	1,493.0	1,471.1	21.9	1.5%	1,032.0	461.1	44.7%
• Tangible assets	10,429.1	10,450.7	-21.7	-0.2%	10,448.6	-19.5	-0.2%
• Intangible assets	397.0	374.5	22.6	6.0%	439.7	-42.7	-9.7%
TOTAL LIABILITIES	9,863.8	9,583.7	280.0	2.9%	9,057.3	806.5	8.9%
• Current liabilities	2,614.4	2,648.9	-34.5	-1.3%	2,991.3	-376.9	-12.6%
• Interest-bearing debts	410.2	411.8	-1.6	-0.4%	438.0	-27.8	-6.3%
• Accounts payable	661.6	658.0	3.6	0.6%	769.9	-108.2	-14.1%
• Others	1,542.6	1,579.1	-36.5	-2.3%	1,783.5	-240.9	-13.5%
• Non-current liabilities	7,249.3	6,934.8	314.5	4.5%	6,065.9	1,183.4	19.5%
• Interest-bearing debts	5,881.2	5,491.8	389.5	7.1%	4,643.9	1,237.4	26.6%
• Installation deposit	781.9	808.8	-26.9	-3.3%	841.4	-59.5	-7.1%
• Others	586.2	634.3	-48.1	-7.6%	580.7	5.5	0.9%
TOTAL STOCKHOLDERS’ EQUITY	8,858.8	8,894.4	-35.5	-0.4%	8,859.9	-1.0	0.0%
• Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
• Capital surplus	1,262.3	1,257.3	5.0	0.4%	1,272.6	-10.3	-0.8%
• Retained earnings	9,813.7	9,840.3	-26.6	-0.3%	9,842.9	-29.2	-0.3%
• Capital adjustments	-3,814.6	-3,815.1	0.5	N/A	-3,815.8	1.2	N/A
• Treasury stock	-3,824.9	-3,824.9	0.0	N/A	-3,825.7	0.8	N/A
• Gain (loss) on valuation of investment securities	9.7	9.8	-0.2	-1.7%	11.4	-1.8	-15.5%
• Others	0.6	0.0	0.7	N/A	-1.5	2.2	N/A
• Others	36.5	50.9	-14.4	-28.3%	-0.8	37.3	N/A
Total interest-bearing debt	6,291.5	5,903.6	387.8	6.6%	5,081.9	1,209.6	23.8%
Net debt	4,864.1	4,541.6	322.5	7.1%	3,852.7	1,011.4	26.3%
Net debt / Total shareholders’ equity	54.9%	51.1%	3.8% P		43.5%	11.4% P

•	Assets

- Increase in Cash & Cash equivalents due to issuance of debt

•	Liabilities

- YoY and QoQ increase of Non-current liabilities due to issuance of debt

2. Operating Results

A. Internet Revenue

(KRW bn)	2008 4Q	2008 3Q	QoQ		2007 4Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
Internet access	528.2	534.1	-5.9	-1.1%	533.2	-5.0	-0.9%	2,130.2
• Broadband	528.5	532.6	-4.2	-0.8%	532.5	-4.0	-0.8%	2,127.9
• Megapass	501.0	509.5	-8.5	-1.7%	506.5	-5.5	-1.1%	2,020.1
• Nespot	6.9	7.3	-0.4	-5.9%	9.0	-2.1	-23.3%	30.7
• WiBro	20.5	15.8	4.8	30.3%	17.0	3.6	20.9%	77.1
• Others	-0.3	1.4	-1.7	N/A	0.7	-1.0	N/A	2.4
Internet application	129.0	156.5	-27.5	-17.6%	95.3	33.7	35.3%	540.6
• IDC	59.3	71.1	-11.8	-16.6%	50.6	8.7	17.3%	249.8
• Bizmeka	33.9	51.8	-18.0	-34.7%	28.0	5.9	21.1%	169.8
• MegaTV	17.7	14.3	3.3	23.4%	1.9	15.7	824.5%	46.6
• Others	18.2	19.3	-1.1	-5.6%	14.9	3.3	22.2%	74.5

•	Internet Access

- YoY and QoQ decrease due to fall in ARPU affected by increase in subscribers with long-term subscription discounts

•	Internet Application

- QoQ decrease due to fall in one-time sales of IDC and bizmeka products such as servers and video security solutions

B. Data Revenue

(KRW bn)	2008 4Q	2008 3Q	QoQ		2007 4Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
Data	415.0	419.8	-4.8	-1.2%	408.3	6.7	1.6%	1,650.1
• Leased line	277.1	280.0	-2.9	-1.0%	277.4	-0.3	-0.1%	1095.3
• Local	117.5	115.4	2.1	1.8%	118.3	-0.8	-0.7%	465.4
• Domestic long distance	85.6	83.5	2.1	2.5%	83.3	2.3	2.7%	330.4
• International long distance	6.3	7.3	-1.0	-13.4%	7.1	-0.8	-11.1%	25.0
• Broadcasting & others	67.7	73.8	-6.1	-8.3%	68.6	-0.9	-1.3%	274.5
• Data leased line	39.9	40.3	-0.4	-0.9%	35.7	4.2	11.9%	157.1
• Packet data	1.0	1.3	-0.3	-21.5%	1.7	-0.7	-42.4%	5.4
• National network ATM	21.3	21.7	-0.3	-1.6%	19.8	1.5	7.5%	85.0
• VPN	17.5	17.3	0.2	1.4%	14.1	3.5	24.8%	66.7
• Kornet	61.4	65.2	-3.7	-5.7%	61.4	0.1	0.1%	257.4
• Satellite	27.3	26.6	0.7	2.5%	25.3	2.0	8.0%	107.6
• Others	9.2	7.7	1.5	19.4%	8.6	0.6	7.4%	32.7

C. Telephone Revenue

(KRW bn)	2008 4Q	2008 3Q	QoQ		2007 4Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
Telephone revenue	974.8	970.2	4.6	0.5%	1,064.4	-89.6	-8.4%	3,984.5
• Subscriber connection	322.1	329.1	-7.0	-2.1%	344.9	-22.8	-6.6%	1,326.8
• Subscription fee	5.5	5.1	0.4	7.1%	10.5	-5.0	-47.8%	27.7
• Basic monthly fee	261.4	264.9	-3.5	-1.3%	272.4	-11.0	-4.0%	1,063.8
• Installlation	5.7	5.7	0.0	0.1%	8.7	-3.0	-34.3%	25.9
• Interconnection	49.6	53.4	-3.8	-7.2%	53.4	-3.8	-7.1%	209.4
• Local	220.5	212.1	8.4	3.9%	228.1	-7.6	-3.3%	874.7
• Usage	129.9	133.1	-3.1	-2.4%	151.9	-22.0	-14.5%	549.8
• Interconnection	22.9	25.0	-2.0	-8.2%	23.8	-0.8	-3.5%	97.2
• Others	67.6	54.1	13.6	25.1%	52.4	15.2	29.1%	227.8
• Domestic long distance	133.6	136.7	-3.1	-2.3%	159.8	-26.2	-16.4%	562.7
• Usage	125.8	128.5	-2.7	-2.1%	150.6	-24.8	-16.4%	530.0
• Interconnection	7.4	7.9	-0.5	-6.0%	9.0	-1.6	-17.5%	31.3
• Others	0.3	0.3	0.0	2.2%	0.3	0.1	32.0%	1.3
• International long distance	40.2	43.7	-3.5	-8.0%	44.5	-4.3	-9.7%	180.0
• International settlement	67.7	42.9	24.8	57.8%	47.1	20.6	43.7%	207.8
• SoIP	23.7	19.6	4.0	20.6%	9.1	14.6	159.5%	75.0
• VAS	74.2	89.2	-14.9	-16.8%	98.7	-24.5	-24.8%	339.7
• Public telephone	21.4	11.9	9.6	80.6%	14.1	7.4	52.3%	54.2
• 114 phone directory service	27.7	29.7	-2.0	-6.7%	28.5	-0.8	-2.9%	117.4
• Others	43.7	55.3	-11.6	-21.0%	89.5	-45.8	-51.2%	246.1

•	Local-Others

- Increase in loss estimation of USO resulted in YoY and QoQ increase of Local-Others revenue

•	International settlement

- YoY and QoQ increase due to increase in international call traffic

•	Public telephone

- Increase in loss estimation of USO resulted in YoY and QoQ increase of public telephone revenue

•	Others

- YoY and QoQ decrease due to fall in Ann handset sales and increase subscription discounts for automatic payment

D. LM(Land to Mobile) Interconnection Revenue

(KRW bn)	2008 4Q	2008 3Q	QoQ		2007 4Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
LM Revenue	330.4	340.6	-10.3	-3.0%	392.1	-61.8	-15.7%	1,393.6
LM interconnection cost	161.7	183.9	-22.3	-12.1%	206.2	-44.5	-21.6%	706.8

•	LM Revenue

- YoY and QoQ decline due to decrease in subscribers and volume traffic

•	LM Interconnection cost

- As a result of interconnection cost settlement the adjusted estimate amount(-9bn) for 1Q08 through 3Q08 was reflected in 4Q08

E. Wireless Revenue

(KRW bn)	2008 4Q	2008 3Q	QoQ		2007 4Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
Wireless revenue	350.4	364.6	-14.2	-3.9%	368.2	-17.8	-4.8%	1,563.7
• Wireless resale	350.8	361.6	-10.8	-3.0%	364.9	-14.1	-3.9%	1,557.5
• Wireless service	242.5	247.7	-5.3	-2.1%	255.9	-13.4	-5.2%	1,004.1
• Handset sales	108.3	113.8	-5.5	-4.8%	109.0	-0.7	-0.6%	553.4
• Others	-0.4	3.0	-3.4	N/A	3.3	-3.7	N/A	6.2

•	Wireless revenue

- YoY and QoQ decrease due to fall in new and retained subscribers

F. Operating Expenses

	2008 4Q	2008 3Q	QoQ		2007 4Q	YoY		2008 Cumm.
(KRW bn)			Amount	Δ%		Amount	Δ%
Labor	703.5	600.7	102.8	17.1%	648.3	55.2	8.5%	2,614.9
• Salaries & wages	444.9	437.9	7.0	1.6%	461.2	-16.3	-3.5%	1,810.1
• Employee benefits	141.5	113.1	28.4	25.1%	118.7	22.8	19.2%	482.6
• Provision for retirement	117.2	49.8	67.4	135.5%	68.5	48.7	71.1%	322.2
Commissions	211.2	182.4	28.7	15.8%	196.0	15.1	7.7%	737.5
Marketing expenses	259.6	256.6	3.0	1.2%	281.7	-22.0	-7.8%	1,172.6
• Sales commission	172.3	174.6	-2.3	-1.3%	181.5	-9.2	-5.1%	805.7
• Sales promotion	69.8	64.9	4.9	7.6%	58.0	11.8	20.3%	283.0
• Advertising	17.5	17.2	0.4	2.3%	42.2	-24.6	-58.4%	83.9
Provision for doubtful accounts	-3.7	22.7	-26.4	N/A	12.8	-16.5	N/A	75.3
Depreciation	666.8	560.2	106.6	19.0%	623.5	43.4	7.0%	2,203.2
Repairs and Maintenance	48.4	26.6	21.8	82.1%	69.9	-21.5	-30.7%	129.1
Cost of goods sold	106.4	117.7	-11.3	-9.6%	142.4	-36.0	-25.3%	562.2
• PCS handset cost	108.5	113.7	-5.2	-4.6%	122.9	-14.4	-11.7%	544.6
• Others	-2.1	4.0	-6.1	N/A	19.6	-21.6	N/A	17.5
Cost of service provided	515.0	489.8	25.2	5.1%	508.7	6.3	1.2%	1,962.6
• Cost of service	260.8	238.4	22.4	9.4%	240.3	20.5	8.5%	961.3
• PCS resale network cost to KTF	125.7	126.1	-0.4	-0.3%	132.7	-7.0	-5.3%	515.3
• SI service cost	73.4	55.7	17.7	31.8%	73.1	0.3	0.4%	235.9
• Others	61.7	56.6	5.1	9.0%	34.5	27.2	78.9%	210.1
• International settlement cost	67.9	54.7	13.2	24.1%	57.0	10.9	19.2%	241.3
• LM interconnection cost	161.7	183.9	-22.3	-12.1%	206.2	-44.5	-21.6%	706.8
• Others	24.6	12.8	11.8	92.4%	5.3	19.3	366.0%	53.3
R&D	77.7	59.4	18.3	30.8%	88.9	-11.2	-12.6%	251.1
Activation/installation and A/S cost	86.9	98.7	-11.8	-11.9%	92.8	-5.9	-6.3%	374.3
Others	119.9	169.1	-49.2	-29.1%	147.5	-27.7	-18.8%	588.3
CAPEX*	627.8	511.1	116.7	22.8%	869.7	-241.9	-27.8%	2,187.2

*	2008 4Q CAPEX was settled as KRW 511.1 billion (same as previously disclosed figure)

•	Labor

- QoQ and YoY rise due to 1) increased severance payments due to outsourcing KT Plaza and from employee retirement 2) rise in employee benefits from one-time compensation following labor negotiation

•	Commissions

- QoQ and YoY increase from rise in commission for research and technology consulting, call center commission for KT Plaza outsourcing, and KT Data Systems commission

•	Repairs and Maintenance

- QoQ rise from introduction of efficiency program for managing assets, such as buildings and telecommunication lines

•	Depreciation

- QoQ and YoY rise due to increase in tangible assets

•	COGS

- QoQ and YoY fall from decline in new wireless subscribers

•	Cost of Service Provided

- QoQ and YoY rise from increased SI revenue and MegaTV contents purchase (Cost of Service Provided – Others)

G. Non-operating Income

	2008 4Q	2008 3Q	QoQ		2007 4Q	YoY		2008 Cumm.
(KRW bn)			Amount	Δ%		Amount	Δ%
Non-operating income	291.8	295.3	-3.6	-1.2%	56.3	235.4	418.0%	855.2
• Gains on disposition of investments	0.0	0.0	0.0	N/A	2.2	-2.2	N/A	0.0
• Gains on disposition of tangible assets	0.5	1.0	-0.5	-52.4%	1.7	-1.2	-70.7%	3.5
• Interest income	37.3	22.3	15.0	67.2%	41.9	-4.5	-10.9%	103.6
• FX transaction gain	21.4	16.1	5.3	33.0%	1.5	19.9	1345.1%	49.0
• FX translation gain	4.3	14.6	-10.3	-70.5%	-12.3	16.6	N/A	36.4
• Gain on equity method	7.3	15.4	-8.2	-52.9%	-6.3	13.5	N/A	72.4
• Others	221.0	225.9	-4.9	-2.2%	27.6	193.4	700.5%	590.2

•	Interest Income

- QoQ and YoY increase from rise in Cash & cash equivalents, rise in interest rate, and dividend income from collective severance insurance

•	FX translation gain

- QoQ decline from relatively stronger exchange rate over previous quarter, leading to gains from bonds for international settlement

H. Non-operating Expenses

	2008 4Q	2008 3Q	QoQ		2007 4Q	YoY		2008 Cumm.
(KRW bn)			Amount	Δ%		Amount	Δ%
Non-operating expenses	403.0	425.8	-22.8	-5.4%	153.7	249.3	162.2%	1,406.4
• Interest expense	92.1	78.8	13.3	16.9%	74.6	17.6	23.6%	329.4
• FX transaction loss	21.2	10.4	10.8	103.6%	1.8	19.4	1054.4%	39.0
• FX translation loss	170.8	290.1	-119.4	-41.1%	12.5	158.3	1266.1%	657.2
• Loss on equity method	-11.2	-7.7	-3.5	N/A	-6.8	-4.3	N/A	72.0
• Loss on disposition of fixed assets	18.7	6.7	12.0	179.1%	20.8	-2.1	-10.3%	49.6
• Others	111.5	47.5	63.9	134.6%	50.8	60.6	119.3%	259.2

•	FX Translation Loss

- QoQ decline from relatively stronger enchange rate over previous quarter (3Q: KRW 1,187.7 g 4Q:1,257.5)

Dec-08

Broadband

	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Nov-08	Dec-08
Broadband Subs	6,513,293	6,515,541	6,518,821	6,555,162	6,627,175	6,648,047	6,684,230	6,687,147	6,741,946	6,811,107	6,754,027	6,793,156	6,771,374	6,711,538
Net Addition	-6,729	2,248	3,280	36,341	72,013	20,872	36,183	2,917	54,799	69,161	-57,080	39,129	-21,782	-59,836
• Megapass Lite	5,592,588	5,573,114	5,554,600	5,565,964	5,599,970	5,600,582	5,613,366	5,596,844	5,629,828	5,662,337	5,611,047	5,624,066	5,600,155	5,552,393
• Megapass Special	920,705	942,427	964,221	989,198	1,027,205	1,047,465	1,070,864	1,090,303	1,112,118	1,148,770	1,142,980	1,169,090	1,171,219	1,159,145

Broadband M/S

KT	44.3%	44.3%	44.1%	44.2%	44.3%	44.2%	44.4%	44.4%	44.7%	44.7%	44.2%	44.1%	43.8%
Hanaro	25.1%	24.9%	24.8%	24.6%	24.2%	24.0%	23.5%	23.0%	22.4%	21.9%	22.6%	22.7%	22.7%
Powercomm	11.4%	11.7%	11.9%	12.0%	12.2%	12.3%	12.5%	12.8%	13.2%	13.6%	13.4%	13.5%	13.8%
Dacom	0.5%	0.5%	0.4%	0.4%	0.4%	0.4%	0.3%	0.3%	0.3%	0.3%	0.2%	0.2%	0.2%
SO	17.6%	17.5%	17.6%	17.7%	17.8%	17.9%	18.2%	18.4%	18.6%	18.4%	18.5%	18.4%	18.4%
Others	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.0%	1.0%	0.9%	1.1%	1.0%	1.0%	1.0%

Wireless

	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Nov-08	Dec-08
Nespot	406,475	401,831	398,743	395,395	391,921	388,506	389,393	387,193	379,663	376,860	370,764	363,214	359,465	351,869
WiBRO	102,475	106,153	115,917	120,443	145,290	158,190	197,496	201,903	187,601	177,611	172,048	175,194	176,157	160,422
KT Resale	2,873,989	2,927,201	2,943,999	2,919,223	2,938,583	2,959,223	2,901,544	2,905,973	2,898,953	2,894,718	2,860,213	2,874,966	2,861,746	2,833,751
- KTF Resale Activation	118,077	180,659	135,652	132,058	195,159	150,140	93,935	166,982	151,074	108,058	81,109	133,066	83,316	83,224
- KTF Resale Deactivation	114,552	127,447	118,854	156,834	175,799	129,500	151,614	162,553	158,094	112,293	115,614	118,313	96,536	111,219
- Internal Migration	2,259	6,745	3,634	28,495	4,912	3,800	4,813	7,852	16,115	8,391	7,240	15,567	7,276	16,862
- Net Addition	3,525	53,212	16,798	-24,776	19,360	20,640	-57,679	4,429	-7,020	-4,235	-34,505	14,753	-13,220	-27,995
- Churn Rate	4.0%	4.4%	4.0%	5.3%	6.0%	4.4%	5.2%	5.6%	5.4%	3.9%	4.0%	4.1%	3.4%	3.9%

Both the ‘activation’ and ‘deactivation’ numbers above include ‘internal migration’(2Gg3G).

Mega-TV

	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Nov-08	Dec-08
Mega-TV	296,912	324,609	390,027	495,913	567,230	608,734	636,536	705,856	722,857	766,058	808,101	846,651	825,760	773,109

Fixed-line

	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Nov-08	Dec-08
Telephony (‘000)	21,103	20,919	20,882	20,842	20,818	20,779	20,762	20,741	20,695	20,673	20,621	20,573	20,491	19,866
Household (‘000)	20,018	19,980	19,936	19,894	19,861	19,817	19,796	19,768	19,719	19,689	19,635	19,579	19,496	18,883
Business (‘000)	1,085	938	946	948	958	962	966	974	976	984	986	994	996	983
Domestic Long Distance (‘000)	18,599	18,571	18,563	18,532	18,512	18,512	18,466	18,440	18,397	18,371	18,321	18,272	18,197	17,634
* Ann (‘000)	2,282	2,308	2,348	2,387	2,433	2,461	2,480	2,532	2,540	2,552	2,584	2,596	2,603	2,611
* Ringo (‘000)	3,605	3,843	3,830	3,817	3,821	3,813	3,819	3,815	3,805	3,794	3,773	3,754	3,716	3,685
* Caller ID Users (‘000)	5,532	5,538	5,548	5,553	5,569	5,582	5,599	5,599	5,591	5,590	5,586	5,579	5,561	5,535
* My Style(Local) (‘000)	1,044	1,022	1,013	1,005	985	966	950	933	916	902	887	871	856	839
* My Style(DLD) (‘000)	920	897	885	877	858	839	823	808	792	780	767	751	738	723

Fixed-line M/S
Local M/S (subscriber base)	90.6%	90.4%	90.3%	90.2%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.0%	89.9%	89.9%
DLD (revenue base)	85.4%	85.4%	85.4%	85.4%	85.3%	85.3%	85.3%	85.5%	85.6%	85.7%	85.5%	85.3%	85.4%

Reference Data

	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Nov-08	Dec-08
Population (‘000)	48,457	48,457	48,444	48,481	48,494	48,507	48,519	48,532	48,544	48,557	48,569	48,582	48,594	48,618
Number of Household (‘000)	16,194	16,194	16,194	16,673	16,673	16,673	16,673	16,673	16,673	16,673	16,673	16,673	16,673	16,673

    Broadband

-	2008.5.19 Lite, Special Lite, PremiumgLite(50M), Special, NtopiagSpecial(100M)

-	Reorganized service lineup into 2 price packages- Lite and Special in May 19, 2008. Previous Lite, PremiumgLite(50M), Special, NtopiagSpecial(100M)

    Fixed-line

-	Telephony : 2008 Business line

-	Household : Local

-	Telephony : From Jan. 2008, number of business line subscribers will be included in Telephony, pursuant to the reporting rules of KCC

-	Household : Formerly ‘Local’ subscribers